UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

McMoRan Exploration Co.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

582411104
(Cusip Number)

J. Taylor Crandall
201 Main Street, Suite 3100
Fort Worth, Texas 76102
(817) 390-8500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 5,562,068, which constitutes approximately 6.5% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 86,040,579 shares outstanding.

1.     Name of Reporting Person:

Alpine Capital, L.P.

2.     Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.     SEC Use Only

4.     Source of Funds: WC

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.     Citizenship or Place of Organization: Texas

                       7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power:  -0-
Person
With
                      10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

-0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.     Percent of Class Represented by Amount in Row (11):  0.0%

14.     Type of Reporting Person: PN

1.     Name of Reporting Person:

Algenpar, Inc.

2.     Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.     Citizenship or Place of Organization: Texas

                       7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power:  -0-
Person
With
                      10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

-0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.     Percent of Class Represented by Amount in Row (11):   0.0%

14.     Type of Reporting Person: CO

1.     Name of Reporting Person:

J. Taylor Crandall

2.     Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.     Citizenship or Place of Organization: USA

                       7.     Sole Voting Power:  507,657 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  851,354 (2)
Owned By
Each
Reporting        9.     Sole Dispositive Power:  507,657 (1)
Person
With
                      10.     Shared Dispositive Power:  851,354 (2)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

1,359,011 (3)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.     Percent of Class Represented by Amount in Row (11):  1.6%

14.     Type of Reporting Person: IN
------------
(1)     Solely in his capacity as President of Capital Genpar, L.L.C., which is the general partner of Capital Partnership, L.P. with respect to 460,477 shares of the Stock.
(2)     Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation.
(3)     Solely in his capacity as President of Capital Genpar, L.L.C., which is the general partner of Capital Partnership, L.P., with respect to 460,477 shares of the Stock, and his capacity as a director of The Anne T. and Robert M. Bass Foundation, with respect to 851,354 shares of the Stock.

1.     Name of Reporting Person:

The Anne T. and Robert M. Bass Foundation

2.     Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.     SEC Use Only

4.     Source of Funds: WC

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.     Citizenship or Place of Organization: Texas

                       7.     Sole Voting Power:  851,354 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power:  851,354 (1)
Person
With
                      10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

851,354

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.     Percent of Class Represented by Amount in Row (11):  1.0%

14.     Type of Reporting Person: CO
------------
(1)     Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall.

1.     Name of Reporting Person:

Anne T. Bass

2.     Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.     Citizenship or Place of Organization: USA

                       7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  851,354 (1)
Owned By
Each
Reporting        9.     Sole Dispositive Power:  -0-
Person
With
                      10.     Shared Dispositive Power:  851,354 (1)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

851,354 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.     Percent of Class Represented by Amount in Row (11):  1.0%

14.     Type of Reporting Person: IN
------------
(1)     Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

1.     Name of Reporting Person:

Keystone Group, L.P.

2.     Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.     SEC Use Only

4.     Source of Funds: WC

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.     Citizenship or Place of Organization: Delaware

                       7.     Sole Voting Power:  3,173,118 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power:  3,173,118 (1)
Person
With
                      10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

3,173,118

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.     Percent of Class Represented by Amount in Row (11):  3.7%

14.     Type of Reporting Person: PN
------------
(1)     Power is exercised through its managing general partner, Keystone MGP, LLC.

1.     Name of Reporting Person:

Keystone MGP, LLC

2.     Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.     Citizenship or Place of Organization: Delaware

                       7.     Sole Voting Power:  3,173,118 (1) (2)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power:  3,173,118 (1) (2)
Person
With
                      10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

3,173,118 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.     Percent of Class Represented by Amount in Row (11):  3.7%

14.     Type of Reporting Person: OO
------------
(1)     Power is exercised through its manager, Keystone Manager, LLC.
(2)     Solely in its capacity as the managing general partner of Keystone Group, L.P.

1.     Name of Reporting Person:

Keystone Manager, LLC

2.     Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.     Citizenship or Place of Organization: Delaware

                       7.     Sole Voting Power:  3,173,118 (1) (2)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power:  3,173,118 (1) (2)
Person
With
                      10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

3,173,118 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.     Percent of Class Represented by Amount in Row (11):  3.7%

14.     Type of Reporting Person: OO
------------
(1)     Power is exercised through Stratton R. Heath III, who is its President and sole member.
(2)     Solely in its capacity as the manager of Keystone MGP, LLC, which is the managing general partner of Keystone Group, L.P.

1.     Name of Reporting Person:

Stratton R. Heath III

2.     Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.     Citizenship or Place of Organization: USA

                       7.     Sole Voting Power:  3,173,118 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power:  3,173,118 (1)
Person
With
                      10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

3,173,118 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.     Percent of Class Represented by Amount in Row (11):  3.7%

14.     Type of Reporting Person: IN
------------
(1)     Solely in his capacity as the President and sole member of Keystone Manager, LLC, which is the manager of Keystone MGP, LLC, which is the managing general partner of Keystone Group, L.P.

1.     Name of Reporting Person:

Robert M. Bass

2.     Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.     Citizenship or Place of Organization: USA

                       7.     Sole Voting Power:  679,362
Number of
Shares
Beneficially      8.     Shared Voting Power:  1,072,173 (1)
Owned By
Each
Reporting        9.     Sole Dispositive Power:  679,362
Person
With
                      10.     Shared Dispositive Power:  1,072,173 (1)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

1,751,535 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.     Percent of Class Represented by Amount in Row (11):  2.0%

14.     Type of Reporting Person: IN
------------
(1)     Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation with respect to 851,354 shares of the Stock and in his capacity as a trustee of the Annie R. Bass Grandson's Trust for Robert M. Bass with respect to 220,819 shares of the Stock.

1.     Name of Reporting Person:

Capital Partnership, L.P.

2.     Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.     Citizenship or Place of Organization: Delaware

                       7.     Sole Voting Power:  460,477 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power:  460,477 (1)
Person
With
                      10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

460,477

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.     Percent of Class Represented by Amount in Row (11):  0.5%

14.     Type of Reporting Person: PN
------------
(1)     Power is exercised through its general partner, Capital Genpar, L.L.C.

1.     Name of Reporting Person:

Capital Genpar, L.L.C.

2.     Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.     Citizenship or Place of Organization: Delaware

                       7.     Sole Voting Power:  460,477 (1) (2)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power:  460,477 (1) (2)
Person
With
                      10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

460,477 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.     Percent of Class Represented by Amount in Row (11):  0.5%

14.     Type of Reporting Person: OO
------------
(1)     Power is exercised through its President, J. Taylor Crandall.
(2)     Solely in its capacity as the general partner of Capital Partnership, L.P.

1.     Name of Reporting Person:

Christopher Maddox Bass Trust

2.     Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.     Citizenship or Place of Organization: Texas

                       7.     Sole Voting Power:  32,439 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power:  32,439 (1)
Person
With
                      10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

32,439

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.     Percent of Class Represented by Amount in Row (11):  less than 0.1%

14.     Type of Reporting Person: OO - Trust
------------
(1)     Power is exercised through its Trustee, Panther City Investment Company.

1.     Name of Reporting Person:

Timothy Richardson Bass Trust

2.     Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.     Citizenship or Place of Organization: Texas

                       7.     Sole Voting Power:  32,440 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power:  32,440 (1)
Person
With
                      10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

32,440

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.     Percent of Class Represented by Amount in Row (11):  less than 0.1%

14.     Type of Reporting Person: OO - Trust
------------
(1)     Power is exercised through its Trustee, Panther City Investment Company.

1.     Name of Reporting Person:

Anne Chandler Bass Trust

2.     Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.     Citizenship or Place of Organization: Texas

                       7.     Sole Voting Power:  32,439 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power:  32,439 (1)
Person
With
                      10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

32,439

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.     Percent of Class Represented by Amount in Row (11):  less than 0.1%

14.     Type of Reporting Person: OO - Trust
------------
(1)     Power is exercised through its Trustee, Panther City Investment Company.

1.     Name of Reporting Person:

Margaret Lee Bass Trust

2.     Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.     Citizenship or Place of Organization: Texas

                       7.     Sole Voting Power:  32,440 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power:  32,440 (1)
Person
With
                      10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

32,440

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.     Percent of Class Represented by Amount in Row (11):  less than 0.1%

14.     Type of Reporting Person: OO - Trust
------------
(1)     Power is exercised through its Trustee, Panther City Investment Company.

1.     Name of Reporting Person:

Panther City Investment Company

2.     Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.     Citizenship or Place of Organization: Texas

                       7.     Sole Voting Power:  129,758 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power:  129,758 (1)
Person
With
                      10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

129,758 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.     Percent of Class Represented by Amount in Row (11):  0.2%

14.     Type of Reporting Person: CO
------------
(1)     Solely in its capacity as Trustee of each of Christopher Maddox Bass Trust, Timothy Richardson Bass Trust, Anne Chandler Bass Trust and Margaret Lee Bass Trust.

1.     Name of Reporting Person:

Panther City Production Company

2.     Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.     Citizenship or Place of Organization: Texas

                       7.     Sole Voting Power:  129,758 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power:  129,758 (1)
Person
With
                      10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

129,758 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.     Percent of Class Represented by Amount in Row (11):  0.2%

14.     Type of Reporting Person: CO
------------
(1)     Solely in its capacity as sole shareholder of Panther City Investment Company, which is Trustee of each of Christopher Maddox Bass Trust, Timothy Richardson Bass Trust, Anne Chandler Bass Trust and Margaret Lee Bass Trust.

1.     Name of Reporting Person:

Annie R. Bass Grandson's Trust for Robert M. Bass

2.     Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.     Citizenship or Place of Organization: Texas

                       7.     Sole Voting Power:  220,819 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power:  220,819 (1)
Person
With
                      10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

220,819

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.     Percent of Class Represented by Amount in Row (11):  0.3%

14.     Type of Reporting Person: OO - Trust
------------
(1)     Power is exercised through its trustees, Robert M. Bass and William P. Hallman, Jr.

1.     Name of Reporting Person:

William P. Hallman, Jr.

2.     Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.     Citizenship or Place of Organization: USA

                       7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  220,819 (1)
Owned By
Each
Reporting        9.     Sole Dispositive Power:  -0-
Person
With
                      10.     Shared Dispositive Power:  220,819 (1)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

220,819 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.     Percent of Class Represented by Amount in Row (11):  0.3%

14.     Type of Reporting Person: IN
------------
(1)     Solely in his capacity as a trustee of the Annie R. Bass Grandson's Trust for Robert M. Bass.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated December 9, 1998, as amended by Amendment No. 1 dated December 31, 1998, as amended by Amendment No. 2 dated January 25, 1999, as amended by Amendment No. 3 dated September 1, 1999, as amended by Amendment No. 4 dated October 1, 1999, as amended by Amendment No. 5 dated May 3, 2000, as amended by Amendment No. 6 dated September 10, 2001, as amended by Amendment No. 7 dated June 25, 2002, as amended by Amendment No. 8 dated July 10, 2002, as amended by Amendment No. 9 dated June 18, 2007, as amended by Amendment No. 10 dated June 16, 2009 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Stock"), of McMoRan Exploration Co. (the "Issuer").   Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 1.     SECURITY AND ISSUER.

No material change.

Item 2.     IDENTITY AND BACKGROUND.

Paragraph (a) of Item 2 hereby is partially amended by adding at the end thereof the following:

For purposes of future filings, Alpine and Algenpar shall no longer be Reporting Persons.

Capital Partnership, L.P., a Delaware limited partnership ("Capital Partnership"), Capital Genpar, L.L.C., a Delaware limited liability company ("Capital Genpar"), Christopher Maddox Bass Trust, a Texas trust ("CMB Trust"), Timothy Richardson Bass Trust, a Texas trust ("TRB Trust"), Anne Chandler Bass Trust, a Texas trust ("ACB Trust"), Margaret Lee Bass Trust, a Texas trust ("MLB Trust"), Panther City Investment Company, a Texas corporation ("PCIC"), Panther City Production Company, a Texas corporation ("PCPC"), the Annie R. Bass Grandson's Trust for Robert M. Bass, a Texas trust ("ARB Trust") and William P. Hallman, Jr. ("W. Hallman") hereby join this filing because they may be deemed to constitute a "group" with the Reporting Persons within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by Capital Partnership, Capital Genpar, CMB Trust, TRB Trust, ACB Trust, MLB Trust, PCIC, PCPC, ARB Trust or W. Hallman or the other Reporting Persons that a group exists.  As used hereinafter, the term "Reporting Persons" shall also include reference to Capital Partnership, Capital Genpar, CMB Trust, TRB Trust, ACB Trust, MLB Trust, PCIC, PCPC, ARB Trust and W. Hallman.

Paragraphs (b) - (c) of Item 2 hereby are partially amended by adding at the end thereof the following:

CAPITAL PARTNERSHIP

Capital Partnership is a Delaware limited partnership, the principal business of which is investing in public and private debt and equity securities.  The principal business address of Capital Partnership, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

CAPITAL GENPAR

Capital Genpar is a Delaware limited liability company, the principal business of which is to act as the general partner of Capital Partnership.  The principal business address of Capital Genpar, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

CMB TRUST

CMB Trust is a Texas trust.  The principal business address of CMB Trust, which also serves as its principal office, is 201 Main Street, Suite 2600, Fort Worth, Texas 76102.

TRB TRUST

TRB Trust is a Texas trust.  The principal business address of TRB Trust, which also serves as its principal office, is 201 Main Street, Suite 2600, Fort Worth, Texas 76102.

ACB TRUST

ACB Trust is a Texas trust.  The principal business address of ACB Trust, which also serves as its principal office, is 201 Main Street, Suite 2600, Fort Worth, Texas 76102.

MLB TRUST

MLB Trust is a Texas trust.  The principal business address of MLB Trust, which also serves as its principal office, is 201 Main Street, Suite 2600, Fort Worth, Texas 76102.

PCIC

PCIC is a Texas corporation. PCIC is a private trust company that serves as trustee of various trusts. The principal business address of PCIC, which also serves as its principal office, is 201 Main Street, Suite 2600, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, business or residence address, and principal occupation or employment of each director, executive officer and controlling person of PCIC are as follows:

Name	Residence or Business Address	Principal Occupation or Employment
William P. Hallman, Jr.	201 Main Street Suite 2500 Fort Worth, Texas	Of Counsel to the law firm of Kelly Hart & Hallman LLP
Thomas W. White	201 Main Street Suite 2600 Fort Worth, Texas	Vice President/ Controller of BEPCO, L.P.

BEPCO, L.P. is a Delaware limited partnership, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, L.P., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

PCPC

PCPC is a Texas corporation. PCPC's principal business is the production of oil and natural gas. The principal business address of PCPC, which also serves as its principal office, is 201 Main Street, Suite 2600, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, business or residence address, and principal occupation or employment of each director, executive officer and controlling person of PCPC are as follows:

Name	Residence or Business Address	Principal Occupation or Employment
William P. Hallman, Jr.	See answer above.	See answer above.
Thomas W. White	See answer above.	See answer above.

ARB TRUST

ARB Trust is a Texas trust.  The principal business address of ARB Trust, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

W. HALLMAN

See answer above.

(d) - (f)

No material change.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No material change.

Item 4.     PURPOSE OF TRANSACTION.

No material change.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) are hereby amended and restated in their entirety as follows:

(a)

ALPINE

Alpine is not the beneficial owner of any shares of the Stock.

ALGENPAR

Algenpar is not the beneficial owner of any shares of the Stock.

CRANDALL

Because of his positions as a director of the Foundation and as President of Capital Genpar, which is general partner of Capital Partnership, and because of his direct ownership of 47,180 shares of the Stock, Crandall may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,359,011 shares of the Stock, which constitutes approximately 1.6% of the outstanding shares of the Stock.

FOUNDATION

The aggregate number of shares of the Stock that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 851,354, which constitutes approximately 1.0% of the outstanding shares of the Stock.

A. BASS

Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 851,354 shares of the Stock, which constitutes approximately 1.0% of the outstanding shares of the Stock.

KEYSTONE

The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 3,173,118, which constitutes approximately 3.7% of the outstanding shares of the Stock.

KEYSTONE MGP

Because of its position as managing general partner of Keystone, Keystone MGP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,173,118 shares of the Stock, which constitutes approximately 3.7% of the outstanding shares of the Stock.

KEYSTONE MANAGER

Because of its position as the manager of Keystone MGP, which is the managing general partner of Keystone, Keystone Manager may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,173,118 shares of the Stock, which constitutes approximately 3.7% of the outstanding shares of the Stock.

S. HEATH

Because of his position as the President and sole member of Keystone Manager, which is manager of Keystone MGP, which is the managing general partner of Keystone, S. Heath may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,173,118 shares of the Stock, which constitutes approximately 3.7% of the outstanding shares of the Stock.

R. BASS

Because of his position as a director of Foundation, and as a Trustee of ARB Trust, and because of his direct ownership of 679,362 shares of the Stock, R. Bass may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,751,535 shares of the Stock, which constitutes approximately 2.0% of the outstanding shares of the Stock.

CAPITAL PARTNERSHIP

The aggregate number of shares of the Stock that Capital Partnership owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 460,477, which constitutes approximately 0.5% of the outstanding shares of the Stock.

CAPITAL GENPAR

Because of its position as general partner of Capital Partnership, Capital Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 460,477 shares of the Stock, which constitutes approximately 0.5% of the outstanding shares of the Stock.

CMB TRUST

The aggregate number of shares of the Stock that CMB Trust owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 32,439, which constitutes less than 0.1% of the outstanding shares of the Stock.

TRB TRUST

The aggregate number of shares of the Stock that TRB Trust owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 32,440, which constitutes less than 0.1% of the outstanding shares of the Stock.

ACB TRUST

The aggregate number of shares of the Stock that ACB Trust owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 32,439, which constitutes less than 0.1% of the outstanding shares of the Stock.

MLB TRUST

The aggregate number of shares of the Stock that MLB Trust owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 32,440, which constitutes less than 0.1% of the outstanding shares of the Stock.

PCIC

Because of its position as Trustee of each of CMB Trust, TRB Trust, ACB Trust and MLB Trust, PCIC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 129,758 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

PCPC

Because of its position as sole shareholder of PCIC, which is Trustee of each of CMB Trust, TRB Trust, ACB Trust and MLB Trust, PCPC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 129,758 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

ARB TRUST

The aggregate number of shares of the Stock that ARB Trust owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 220,819, which constitutes approximately 0.3% of the outstanding shares of the Stock.

W. HALLMAN

Because of his position as a Trustee of ARB Trust, W. Hallman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 220,819 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of the Stock.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

ALPINE

Alpine has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

ALGENPAR

Algenpar has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

CRANDALL

As the President of Capital Genpar, and because of his direct ownership of 47,180 shares of the Stock, Crandall has sole power to vote or to direct the vote and to dispose or to direct the disposition of 507,657 shares of the Stock.  As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 851,354 shares of the Stock.

FOUNDATION

Acting through its three directors, Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 851,354 shares of the Stock.

A. BASS

As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 851,354 shares of the Stock.

KEYSTONE

Acting through its managing general partner, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,173,118 shares of the Stock.

KEYSTONE MGP

As the managing general partner of Keystone, Keystone MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,173,118 shares of the Stock.

KEYSTONE MANAGER

As the manager of Keystone MGP, which is the managing general partner of Keystone, Keystone Manager has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,173,118 shares of the Stock.

S. HEATH

As the President and sole member of Keystone Manager, which is the manager of Keystone MGP, which is the managing general partner of Keystone, S. Heath has sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,173,118 shares of the Stock.

R. BASS

Individually, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 679,362 shares of the Stock.  As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 851,354 shares of the Stock. Also, as a trustee of ARB Trust, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 220,819 shares of the Stock.

CAPITAL PARTNERSHIP

Acting through its general partner, Capital Partnership has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 460,477 shares of the Stock.

CAPITAL GENPAR

As the general partner of Capital Partnership, Capital Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 460,477 shares of the Stock.

CMB TRUST

Acting through its Trustee, CMB Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 32,439 shares of the Stock.

TRB TRUST

Acting through its Trustee, TRB Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 32,440 shares of the Stock.

ACB TRUST

Acting through its Trustee, ACB Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 32,439 shares of the Stock.

MLB TRUST

Acting through its Trustee, MLB Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 32,440 shares of the Stock.

PCIC

As the Trustee of each of CMB Trust, TRB Trust, ACB Trust and MLB Trust, PCIC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 129,758 shares of the Stock.

PCPC

As the sole shareholder of PCIC, which is the Trustee of each of CMB Trust, TRB Trust, ACB Trust and MLB Trust, PCPC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 129,758 shares of the Stock.

ARB TRUST

Acting through its Trustees, ARB Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 220,819 shares of the Stock.

W. HALLMAN

As a Trustee of ARB Trust, W. Hallman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 220,819 shares of the Stock.

(c)     On December 28, 2009, Alpine made a pro rata distribution of 3,447,498 shares of the Stock to its direct and indirect partners. In such distribution, the Reporting Persons received shares of the Stock, as follows:

Reporting Person	Number of Shares Received
Keystone	1,851,127
R. Bass	679,362
Capital Partnership	460,477
CMB Trust	32,439
TRB Trust	32,440
ACB Trust	32,439
MLB Trust	32,440
ARB Trust	220,819
J. Crandall	47,180

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares during the past 60 days.

(d)

     Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

(e)

Not applicable.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1 - Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

Exhibit 4.6 - Standstill Agreement dated effective as of August 5, 1999, between the Reporting Persons and the Issuer, previously filed.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  December 29, 2009

ALPINE CAPITAL, L.P.

By: Algenpar, Inc., its general partner

By: /s/ Kevin G. Levy
Kevin G. Levy
       Vice President

ALGENPAR, INC.

By: /s/ Kevin G. Levy
       Kevin G. Levy
       Vice President

KEYSTONE GROUP, L.P.

By: Keystone MGP, LLC, its managing general partner

By: Keystone Manager, LLC, its manager

By: /s/ Kevin G. Levy
      Kevin G. Levy
      Vice President

KEYSTONE MGP, LLC

By: Keystone Manager, LLC, its manager

By: /s/ Kevin G. Levy
      Kevin G. Levy
      Vice President

KEYSTONE MANAGER, LLC

By: /s/ Kevin G. Levy
      Kevin G. Levy
      Vice President

/s/ Stratton R. Heath III
STRATTON R. HEATH III

/s/ Kevin G. Levy
Kevin G. Levy,
Attorney-in-Fact for:

THE ANNE T. AND ROBERT M. BASS
   FOUNDATION (1)
ANNE T. BASS (2)
ROBERT M. BASS (3)
J. TAYLOR CRANDALL (4)

CAPITAL PARTNERSHIP, L.P.

By: Capital Genpar, L.L.C., its general partner

By: /s/ Kevin G. Levy
       Kevin G. Levy
       Vice President

CAPITAL GENPAR, L.L.C.

By: /s/ Kevin G. Levy
        Kevin G. Levy
        Vice President

CHRISTOPHER MADDOX BASS TRUST

By: Panther City Investment Company, its Trustee

By: /s/ Thomas W. White
       Thomas W. White
       President

TIMOTHY RICHARDSON BASS TRUST

By: Panther City Investment Company, its Trustee

By: /s/ Thomas W. White
       Thomas W. White
       President

ANNE CHANDLER BASS TRUST

By: Panther City Investment Company, its Trustee

By: /s/ Thomas W. White
       Thomas W. White
       President

MARGARET LEE BASS TRUST

By: Panther City Investment Company, its Trustee

By: /s/ Thomas W. White
       Thomas W. White
       President

PANTHER CITY INVESTMENT COMPANY

By: /s/ Thomas W. White
       Thomas W. White
       President

PANTHER CITY PRODUCTION COMPANY

By: /s/ Thomas W. White
       Thomas W. White
       President

ARB GRANDSON'S TRUST FOR ROBERT M. BASS

By: /s/ Robert M. Bass
       Robert M. Bass
       Trustee

By: /s/ William P. Hallman, Jr.
       William P. Hallman, Jr.
        Trustee

/s/ William P. Hallman, Jr.

WILLIAM P. HALLMAN, JR.

(1)     A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(2)     A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(3)     A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

(4)     A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

                                         EXHIBIT INDEX

EXHIBIT             DESCRIPTION

  99.1     Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

   4.6     Standstill Agreement dated effective as of August 5, 1999, between the Reporting Persons and the Issuer,  previously filed.